# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1 800 FLOWERS COM INC, CIK 0001084869
CUSIP: 68243Q106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Two Jericho Plaza, Suite 200, Jericho, New York (NY), 11753
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-021595
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 2,959,375; shared voting power 0; sole dispositive power 2,959,375; shared dispositive power 0; aggregate amount beneficially owned 2,959,375 (8.1% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,843,691; shared voting power 0; sole dispositive power 1,843,691; shared dispositive power 0; aggregate amount beneficially owned 1,843,691 (5% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: 1 800 FLOWERS COM INC
Address of issuer's principal executive offices: Two Jericho Plaza, Suite 200, Jericho, New York 11753

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP").

As of November 4, 2025, NTE held 1,843,691 shares of Class A Common Stock (the "Common Stock") of 1 800 FLOWERS COM INC (the "Issuer") and NP held 1,115,684 shares of Common Stock of the Issuer. The Reporting Person, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of November 4, 2025, the Reporting Person may be deemed to beneficially own the 2,959,375 shares of Common Stock of the Issuer held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 36,598,694 shares of Common Stock issued and outstanding as of October 24, 2025, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management - 2,959,375
NTE - 1,843,691
Percent of class:
Newtyn Management - 8.1%
NTE - 5.0%
Sole power to vote or to direct the vote:
Newtyn Management - 2,959,375.00
NTE - 1,843,691.00
Shared power to vote or to direct the vote:
Newtyn Management - 0.00
NTE - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management - 2,959,375.00
NTE - 1,843,691.00
Shared power to dispose or to direct the disposition:
Newtyn Management - 0.00
NTE - 0.00

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: JOINT FILING AGREEMENT

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (11/10/2025)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (11/10/2025)